Exhibit 99.2

Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the year ended December 31, 2021 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at March 31, 2022 and provides information on the operations of the Company for the years ended December 31, 2021 and 2020 and subsequent to the period end, and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020 which have been filed on SEDAR and EDGAR. The audited consolidated financial statements for the years ended December 31, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures in this MD&A are in thousands of United States dollars ($’000) unless otherwise noted.

This MD&A also refers to Adjusted loss, Adjusted loss per share, Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS measures. Refer to the “Financial Review” and “Non-IFRS measures” sections of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results.

Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

BUSINESS AND STRATEGIC PRIORITIES

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of the Company’s employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since in 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

The common shares of Excellon trade on the Toronto Stock Exchange (the “TSX”), the NYSE American, LLC exchange (the “NYSE American”) under the symbol “EXN” and on the Frankfurt Stock Exchange under the symbol “E4X2”.

On April 2, 2020, the Company announced a temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order to mitigate the spread of COVID-19 (the “Suspension”). The Suspension impacted all industries considered non-essential across Mexico. For the Company, the Suspension resulted in the suspension of mining operations, though essential care and maintenance activities required at the Company’s operations were permitted to continue. At Platosa, such essential care and maintenance included ongoing labour costs and water pumping to maintain water levels of the mine, incurring a cost during the Suspension of approximately $3.3 million during a period of negligible revenues. The Suspension and associated care and maintenance costs impacted the comparable twelve-month period in 2020 and should be considered throughout this MD&A. The Mexican Government subsequently declared mining an essential service, and companies were allowed to commence activities to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government. The Company recommenced mining and exploration activities in June 2020 and concentrate shipments resumed on July 6, 2020.

2021 HIGHLIGHTS

Exploration Activities

The Company advanced its exploration programs in the United States, Mexico and Germany including:

●	Continued drilling of priority targets at Grauer Wolf and Trinity, with ongoing soil sampling over the Bräunsdorf claim block focused on the Hartha prospect (Saxony, Germany).
●	Additional drilling at Platosa to define and expand mineralization at the 623, NE-1 and NE-1S mantos with ongoing work to define remnant ore in areas previously considered mined-out including: underground mapping, chip sampling, modelling and underground drilling at Guadalupe, Guadalupe Sur and Pierna.
●	Follow-up drilling on a wide zone of high-grade mineralization (2,860 g/t silver equivalent (“AgEq”) over 7.5 metres) intersected below Manto 623 and defined a new high-grade subvertical mineralized zone – Zone 817. Production commenced from this zone in Q1 2022.
●	Regional prospecting and soil sampling seeking to follow up and extend target areas within the Kilgore Project.
●	Ongoing work to interpret recently received results of screen metallics assays performed on historical core allowing assessment of coarse gold distribution in various lithologies and optimization of assay techniques for the upcoming 2022 drill program.
●	Final Decision Notice received in Q4 2021 from the United States Forest Service (“USFS”) allowing ground disturbing activities, including drilling.
●	Commencement of geophysical surveys on the Matrix Creek prospect within the Oakley claims to image subsurface structures associated with gold mineralization and generate drill targets.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Strong and consistent mine production

The Company’s Mexican operations delivered records for mined and processed tonnage in 2021, along with the most silver ounces produced since 2013. In Q4 2021, the Company recorded its sixth consecutive quarter of over 20,000 tonnes mined and milled following the restart in late Q2 2020 – a first since production commenced in 2005.

OUTLOOK

Mexican Operations

Optimizations at Platosa and Miguel Auza made in mid-2020 have been sustained and improvement efforts focusing on equipment reliability, human resource development and more effective planning and technical support continued to progress into Q1 2022 (see discussion under “Financial Review – Summary of Financial Results – Cost of Sales”). Mine-planning and geology teams were strengthened at Platosa in the first half of 2021. In the beneficiation plant, intensive supervisor and operator training completed in Q3 2021 led to improved flotation circuit performance and mill recoveries starting late in Q3 2021 which continued into Q4 2021.

The Company conducted extensive underground drilling over the past six quarters, including 320 holes totaling 20,462 metres during 2021. Much of this drilling successfully improved definition of mineralized bodies in advance of mining operations and incrementally added tonnage to the mineralized body. A key goal of this drilling was to define tonnage in an area of deposit, the “Gap Zone,” that had not been sufficiently drilled with historic vertical holes from surface and which held significant potential for additional mineralization connecting the shallower parts of the mineralized body with the deepest defined extents. Drilling in the Gap Zone did not define material amounts of mineralization.

The Company continues work to define remnant ore in areas previously considered mined-out. Ongoing underground exploration is testing for other potential vertical zones of mineralization. In Q1 2022, the Company also drilled two holes totaling 500 metres from surface to test anomalous mineralization approximately 90 metres southeast of Manto 623, results are pending.

Over the course of 2021, cost increases impacted the operation in various areas, particularly energy (associated with rising natural gas prices from the polar vortex of February 2021, which were subsequently sustained in part throughout 2021) and labour, the two largest cost centres. Additionally, legislative changes in Mexico further materially increased labour costs.

As announced on January 5, 2002, while the Company continued to aggressively drill to expand and define the mineral resource in recent years and throughout Q4 2021, current mining is entering an area of the deposit that steepens significantly, with fewer vertical-tonnes-per-metre than historically encountered. The last two years have seen an increase in the challenges faced in Mexico, particularly the impact on dewatering rates of the Suspension in Q2 2020 and the polar vortex in February 2021, along with increased consumable prices and certain legislative changes. The Company continues to explore from underground and surface and to refine the operation and has been assessing whether maintaining a consistent production schedule beyond mid-2022 at achievable dewatering rates and with acceptable capital expenditures is possible without additional mineralization being defined. Based on exploration results in Q4 2021 and to date, the Company currently expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs. As a result, the Company performed an impairment test on its Mexican operations and recorded an impairment loss of approximately $15.8 million as at December 31, 2021.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

On March 7, 2022, the Company reported that the Sindicato Nacional Minero Metalúrgico (the “Platosa Union”) commenced a labour action at the Platosa Mine in Durango, Mexico. Despite an agreement in principle on the terms of the 2022 collective bargaining arrangement following numerous concessions, the agreement was reneged on, and despite additional concessions, a labour action was ordered. If the labour action is not resolved in a reasonable amount of time, the economic viability of the Platosa Mine, cash flows, earnings, results of operations and financial condition of the Company may be impacted.

Provision for litigation

The Company recorded a $22.2 million provision in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets, since receiving the formal written decision regarding the litigation involving the Company’s subsidiary, San Pedro Resources (“San Pedro”), in respect of the La Antigua mineral concession (“La Antigua”) as announced on August 10, 2021 (the “Judgment”). The Judgment is solely against San Pedro and the Company believes that the plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource disclosed in September 2020. The book value of San Pedro’s assets included in the consolidated balance sheet after impairment is $3.1 million, including plant, property and equipment ($1.4 million), VAT recoverable ($1.3 million) and materials, supplies and other ($0.4 million).

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course (subject to the labour action noted above). San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital. The Platosa Mine is owned and operated by an entirely separate subsidiary.

Exploration Plans

At Silver City, four holes totaling 8,340 metres were drilled by the end of Q4 2021, with an additional three drill holes (1,150 metres) planned for Q1 2022. In Q1 2022, drilling followed-up on mineralization intersected at Grauer Wolf target area, along with continuing soil sample lines over key areas to assist in future drill targeting.

At Platosa underground drilling will continue to test remnant mineralization above the water table in areas previously considered mined out. Surface drilling commenced Q1, 2022, with two holes totaling 500 metres testing mineralization extents southeast of the 623 Manto. The Company aims to define potentially mineable volumes of mineralization on an expedited basis.

At Kilgore, the Company aims to improve the understanding of the deposit setting on a local and regional scale through re-logging core to enhance the underlying structural and lithologic framework while improving the characterization of host rocks through lithogeochemistry. Portable XRF analysis of pulps from the historical holes as well as sampling and assaying of previously unsampled or unassayed core is also ongoing and will be supplemented by analysis of selected core intervals using screen metallic assaying to better categorize the distribution and presence of coarse gold.

The Company filed an updated Plan of Operations (“PoO”) with the USFS in Q2 2020 and the USFS filed a final National Environmental Policy Act Environmental Assessment (“EA”) in Q2 2021. USFS filed a decision notice to allow ground disturbing activities, including drilling, to commence as of November 12, 2021. The Company plans to commence drilling at Kilgore in mid-2022. In Q1 2022, an application was filed by an NGO requesting that the Court reopen the matter with the USFS concerning its approval of the Kilgore 2021 EA.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Regional exploration programs, including geophysics, mapping, prospecting, soil geochemistry and modelling, are planned for Oakley, Kilgore and the new exploration licences at Silver City (Mohorn, Oederan and Frauenstein), and will be carried out in H1 2022.

Exploration also continues at the Oakley project, subject to the option agreement between Excellon and Centerra Gold Inc. (“Centerra”).

OPERATIONAL REVIEW

Platosa Mine production statistics for the periods indicated are as follows:

	Q4	Q4
	2021	2020	2021(1)	2020(1)
Tonnes Mined:	20,954	21,455	85,530	66,501
Tonnes Milled:	21,309	22,626	86,021	65,567
Grades:
Silver (g/t)	438	536	494	519
Lead (%)	4.65	5.42	5.01	5.37
Zinc (%)	5.50	6.12	6.03	6.57
Recoveries:
Silver (%)	90.5	91.2	89.5	91.4
Lead (%)	78.5	82.9	80.0	83.7
Zinc (%)	83.7	80.1	79.0	78.9
Metal Production:
Silver – (oz)	271,525	355,581	1,222,991	997,690
Lead – (lb)	1,717,525	2,223,465	7,612,332	6,470,637
Zinc – (lb)	2,167,840	2,452,728	9,014,028	7,488,825
AgEq (oz) (2)	492,013	556,332	2,017,639	1,639,310
Payable: (3)
Silver – (oz)	287,953	323,139	1,141,281	928,240
Lead – (lb)	1,762,293	2,049,065	7,073,488	6,087,239
Zinc – (lb)	1,697,098	2,088,975	7,101,992	6,442,712
AgEq (oz) (2)	479,566	499,644	1,810,199	1,501,354
Average realized prices: (4)
Silver – ($US/oz)	$23.30	$24.46	$25.12	$21.59
Lead – ($US/lb)	$1.06	$0.87	$1.00	$0.83
Zinc – ($US/lb)	$1.53	$1.21	$1.37	$1.08
Toll milling (3rd party) ore processed (t)	-	-	-	4,785
Silver ounces produced	271,525	355,581	1,222,991	997,690
Silver ounces payable	287,953	323,139	1,141,281	928,240
Silver equivalent (“AgEq”) ounces produced (2)	492,013	556,332	2,017,639	1,639,310
AgEq ounces payable (2) (3)	479,566	499,644	1,810,199	1,501,354
Production cost per tonne (5)	$314	$252	$291	$299
Total cash cost per silver ounce payable	$15.61	$12.73	$13.01	$15.38
AISC per silver ounce payable (6)	$24.82	$21.49	$24.78	$26.80

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior-period deliveries settled during the period. As further discussed in “Business and Strategic Priorities,” above, results for the comparative year ended December 31, 2020 were impacted by the Suspension.
(2)	AgEq ounces established using average realized metal prices during the respective period applied to the recovered metal content of the concentrates to calculate the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(5)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization, inventory adjustments and future mine closure related accruals.
(6)	AISC per silver ounce payable excludes general and administrative and share-based payment costs attributable to the Company’s non-producing projects and includes underground drilling costs. The comparatives have been revised to conform with the current allocation.

Operational Highlights

2021 Production (compared to 2020)

●	AgEq production increased 23% to 2.0 million oz (2020 – 1.6 million AgEq oz)
●	AgEq ounces payable sold increased 21% to 1.8 million AgEq ozs (2020 – 1.5 AgEq ozs)
●	Total cash cost net of by-products per silver ounce payable decreased 15% to $13.01 (2020 – $15.38)
●	AISC per silver ounce payable decreased 8% to $24.78 (2020 – $26.80)
●	Production cost per tonne decreased 3% to $291 per tonne (2020 – $299 per tonne)

Q4 2020 Production (compared to Q4 2020)

●	AgEq production decreased 12% to 492,013 oz (Q4 2020 – 556,332 AgEq oz), including:

○	Silver production decreased 24% to 271,525 oz (Q4 2020 – 355,581 oz)
○	Lead production decreased 23% to 1.7 million lb (Q4 2020 – 2.2 million lb)
○	Zinc production decreased 12% to 2.2 million lb (Q4 2020 – 2.5 million lb)

●	Total cash cost net of byproducts per silver ounce payable increased 23% to $15.61 (Q4 2020 – $12.73)
●	AISC per silver ounce payable increased 15% to $24.82 (Q4 2020 – $21.49)
●	Production cost per tonne increased 25% to $314 (Q4 2020 – $252)

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Impact of COVID-19 on the Company’s Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Further, the extent and manner in which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company and cannot be predicted with certainty.

COVID-19 and these measures have had and may continue to have an adverse impact on many aspects of the Company’s business including employee health, workforce productivity and availability, travel restrictions, contractor availability, delays in receiving assay results from commercial labs, supply availability, ability to sell or deliver concentrate and the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters, some of which, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others could result in the Company reducing or suspending operations at Platosa or exploration activities at its projects, including Platosa, Kilgore, Oakley, Evolución or Silver City.

In 2021, none of the Company’s projects were suspended or restricted. Although the Company believes the risk for business interruption remains low, unexpected interruptions could still occur given the uncertainty surrounding the recurring wave of rising cases in certain regions where the Company operates and considering the surge in the “Omicron” variant of the virus. Government vaccination programs for COVID-19 are underway in all of the regions in which the Company operates. Vaccination programs are now progressing well in Mexico, with 99% of the Company’s workforce double-vaccinated and 37% triple-vaccinated.

The Company has taken action to prevent the spread of the outbreak at its sites and protect its employees, contractors and the communities in which it operates. The Company is continually modifying its response to the pandemic to align with industry best practices. The enhanced health and safety measures continue to focus on screening employees and contractors before entering the Company’s sites for potential symptoms of COVID-19, contact tracing of individuals that may have been exposed to the virus, cleaning and disinfection services, maintaining disinfection stations in high-traffic areas and facilitating physical distancing. Some of the measures implemented to manage the COVID-19 outbreak are expected to remain in place for the foreseeable future and may marginally increase the production costs at the Company’s operations. These costs relate mostly to increased sanitizing personnel, personal protective equipment (“PPE”) and testing of employees and contractors.

The Company continues to assess the logistical challenges to its supply chain and distribution methods to deliver its concentrate products from the Miguel Auza mill to third-party refineries and smelters. The Company has observed limited impact to the supply chain to date. The Company has sufficient stock of critical components and has worked closely with its key suppliers to secure future delivery of materials, inventory of PPE, reagents and other critical parts at all sites. Similarly, the Company has not experienced significant disruption to its distribution network and ability to deliver its products to smelting and refining facilities or ability to sell finished products to its customers. However, further measures taken by governments, the Company or others related to COVID-19 may adversely affect the Company’s availability of supplies or its ability to sell or deliver concentrate.

There are significant uncertainties with respect to future developments and their impact on the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and any current or further measures taken by governments, the Company and others in response to the pandemic. While mining is classified as an essential business by the Mexican government, further suspension or reduction of operations by the Company may be required in response to additional government measures or other measures that the Company otherwise deems appropriate.

Operations Commentary

Mine performance in Q4 2021 continued to benefit from leadership updates in the superintendencies of geology, technical services and maintenance, which have led to improvements in mine planning, geological interpretation and equipment reliability. Supervisor and operator training to maximize flotation circuit performance was ongoing during the quarter with oversight from a seasoned operator and consultant. Operational changes to reagents late in Q3 2021 improved lead and zinc recoveries to near design levels of over 80%, which have been sustained through Q4 2021 and into Q1 2022.

Mill feed grades were lower in Q4 2021 versus Q4 2020 mainly reflecting grade variations in the mantos mineralized body. This variability modified the chemistry within the feed to the processing facility, which impacted recoveries. In particular, increased levels of lead oxide and resulting higher lead:lead-oxide ratio in the mill feed reduced recoveries of lead and silver in the lead concentrate.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Metal production in Q4 2021 was below Q4 2020 mainly due to the lower grades and recoveries discussed above. The Company’s metal production in terms of AgEq ounces may be strongly influenced by metal prices, with the ratio of silver to lead and zinc prices determining the AgEq ounces derived from revenues associated with lead and zinc production (e.g. higher base metals relative to silver prices lead to increased AgEq ounce production attributable from base metals). Ore stockpiles at December 31, 2021 comprised 2,015 tonnes of mineralized material, reflecting unprocessed and unsold production of approximately 39,250 AgEq ounces.

The previous eight quarters of production at Platosa are summarized below:

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Analysis of the components of mine operating results is as follows:

	Q4		Year ended December 31,
	2021	2020	2021	2020
Mill feed processed	21,309	22,626	86,021	65,567

Production in Q4 2021 was 21,309 tonnes, 6% lower than Q4 2020, but in line with typical throughput levels. The significant increase in tonnes mined for the year ended December 31, 2021 versus the prior year mainly reflects the impact of the Suspension in Q2 2020 (as discussed in “Strategic and Business Priorities,” above).

Head grades	Ag (g/t)	438	536	494	519
	Pb (%)	4.65	5.42	5.01	5.37
	Zn (%)	5.50	6.12	6.03	6.57

Silver grades in Q4 2021 were 18% lower than the comparative period, reflecting variation in the mantos mineralization.

Overall, silver, lead and zinc grades decreased 5%, 7% and 8%, respectively, compared to 2020.

Recoveries	Ag (%)	90.5	91.2	89.5	91.4
	Pb (%)	78.5	82.9	80.0	83.7
	Zn (%)	83.7	80.1	79.0	78.9

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Q4		Year ended December 31,
2021	2020	2021	2020

Recoveries were lower than Q4 2020 due to lower feed grades and flotation performance. Grind size, reagent additions and cell operating-parameter modifications took place late in Q3 2021 and extended to year end. Metallurgical investigation was performed on concentrate and feed samples in XPS lab (QUEMSCAN) under the supervision of Excellon’s independent metallurgical consultancy as further optimization efforts were underway. Overall recovery performance in Q4 for lead and silver was impacted by high lead:lead-oxide ratios and lower feed grades.

Metal Production	Ag (oz)	271,525	355,581	1,222,991	997,690
	Pb (lb)	1,717,525	2,223,465	7,612,332	6,470,637
	Zn (lb)	2,167,840	2,452,728	9,014,028	7,488,825
	AgEq (oz)	492,013	556,332	2,017,639	1,639,310

Silver, lead and zinc production decreased by 24%, 23% and 12%, respectively, relative to Q4 2020 driven by lower feed grades and recoveries. AgEq ounce production decreased by 12% relative to Q4 2020, as lower-feed grade and recoveries affected metal production and a larger stockpile of mineralized material remained to be processed at quarter-end, with such negative impacts partially offset by an improved ratio of base metal to silver prices in Q4 2021 relative to Q4 2020.

The Suspension resulted in lower AgEq production for the year ended December 31, 2020 compared to 2021.

EXPLORATION AND EVALUATION REVIEW

Refer to the Company’s Annual Information Form (“AIF”) for a detailed overview of the Company’s exploration projects, including mineral resource estimates.

Platosa Property

The Platosa Mine is an operating underground polymetallic (silver, lead and zinc) mine, located in northeastern Durango State, Mexico. It is located approximately 5 kilometres north of the town of Bermejillo and 45 kilometres north of the city of Torreón. The deposit consists of a series of high-grade carbonate-replacement deposits (CRD) occurring as mantos. Excellon Resources Inc. (Excellon) operates and owns 100% of the Platosa Mine through its wholly owned subsidiary, Minera Excellon de Mexico S.A. de C.V.

The Company continued exploration at Platosa throughout 2021, including underground drilling to test and define mineralization around existing infrastructure. The Platosa project highlights include:

●	Underground drilling to define and delineate additional mineralization near mine infrastructure with 79 holes drilled totaling 4,138 metres in Q4 2021, for an aggregate 320 holes drilled totaling 20,462 metres in 2021
●	Drilling from surface into historically mined areas totaling 10,066 metres in 2021
●	Advancing underground development to support further drilling of Guadalupe South, Guadalupe North, NE-1 and NE-1S
●	Underground mapping and chip sampling to define remnant ore
●	Follow up drilling on a wide zone of high-grade mineralization (2,860 g/t AgEq over 7.5 metres) 10 metres below Manto 623, and defining a sub-vertical zone of high-grade mineralization

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

At Jaboncillo, approximately 11 kilometres northwest of the Platosa Mine, the Company continued to follow up on drilling completed in 2019 that intersected multiple gossanous horizons with pyritic breccias, arsenopyrite and relict base-metal sulphides. Petrographic studies conducted in Q2 2020 confirmed the presence of base-metal sulphide species, including sphalerite and galena. These observations confirm that the system is productive for base-metal sulphides on multiple structures over an approximate strike length of one kilometre. In Q3 2020 drilling resumed in this area, targeting an economically significant component to the system. Between Q1 2021 and Q3 2021 eleven holes, totalling 5,637 metres, were completed, with several holes intersecting jasperoid rich zones, and intervals of disseminated sulphides.

Drilling on a skarn target at PDN, approximately two kilometres north of the Platosa Mine, was undertaken in Q1 2021 with one hole drilled totaling 600 metres. Drilling targeted areas where intense dolomitization and sanding along structures was intersected in preliminary drill holes, indicating the movement of hydrothermal fluids that are believed to be the expression of a potential skarn system at depth. Drilling in Q4 2020 intersected confirmatory silver grades of 218 g/t Ag over 0.75 meters. This potential for a skarn body at PDN has been defined through induced polarization, magnetics and gravity surveys.

Evolución Project

The Evolución Project is an exploration-stage project comprising 22 mineral concessions totaling 45,000 hectares, and 35 kilometres of strike in one of the world’s premier silver districts. It is an intermediate stage polymetallic silver-zinc-lead-gold exploration project on the border of northern Zacatecas and southern Durango, on the high plateau of central Mexico.

The Company’s overall goals on the project are to (i) discover Fresnillo-style epithermal mineralization and subsequently define mineral resources thereon; and (ii) continue growing the existing Evolución mineral resource in advance of an economic study of the deposit in due course. In H1 2021, the Company completed detailed mapping at 1:1000 scale across the entire licence. Data collected in the field relating to the structural setting and associated mineralization in the Evolución licence are being compiled and evaluated by a PhD candidate. This work will contribute to understanding the potential scale and timing of mineralization on the project. During 2021 the Company incurred costs of $512 on the Evolución project including exploration work of $226 and concession holding costs of $286.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Silver City Project

The Silver City Project is an exploration-stage project that comprises the Bräunsdorf, Frauenstein, Mohorn and Oederan exploration licences in Saxony, Germany and totals approximately 340 km2. In Q3 2019, the Company entered into an agreement with Globex Mining Enterprises Inc. (“Globex”) to earn into an option to acquire a 100% interest in the Bräunsdorf exploration licence (the “Globex Agreement”). The terms of the Globex Agreement are described in the Company’s AIF. The Bräunsdorf licence is a 164 km2 silver district that encompasses a 36-km long epithermal vein system situated west of the city of Freiberg (30 km southwest of Dresden). The immediate exploration licence and surrounding area have a long and rich history of silver mining dating back to the 11th century with numerous historic mine camps, small mines and prospects, many of which have only been explored and/or mined to shallow depths, seldom exceeding 200 metres below surface. Historically reported veins ranged from 0.5 to 10 metres width, with grades of over 3,500 g/t silver and no assaying for either gold or zinc, which were not historically available.

The Company’s near-term exploration goals at Silver City are to (i) confirm the strike and plunge of historical mine workings and (ii) identify new mineralized bodies that were not historically discovered and exploited. With initial drilling success, the Company aims to define economic mineral resources on the project and advance them toward permitting and development. At the current stage and with the current information available, the cost and timeframe to do so is not ascertainable.

In Q2 2021 the Drilling Operation Plan (“DOP”) for the 2021 program was approved, and drilling commenced in late Q2 2021 with two drill rigs. The Company permitted up to approximately 22,000 metres of drilling on the Bräunsdorf licence for 2021, with the planned drill program totalling 12,000 metres. During Q4 2021, nine holes totalling 2,972 metres were completed for a total of 24 holes (8,360 metres) in 2021, with the first drill core submitted to the laboratory in early Q3. An additional three holes totaling 1,222 metres were completed in Q1 2022.

Drilling in 2021 followed up on results from the initial, 16-hole diamond drilling program completed in 2020 totaling 3,678 metres. The DOP contemplates drilling on four priority follow-up targets identified in the 2020 program including:

●	Peter Vein: a historically significant mine where initial drilling encountered 1,042 g/t AgEq over 0.45 metres (911 g/t Ag, 0.4 g/t Au, 2.8% Pb and 0.9% Zn), within 231 g/t AgEq over 2.30 metres (183 g/t Ag, 0.4 g/t Au, 0.5% Pb and 0.2% Zn)
●	Reichenbach (Großvoigtsberg): a new, near-surface discovery in an area with minimal historic mining, where initial drilling encountered 505 g/t AgEq over 0.71 metres (356 g/t Ag, 2.0 g/t Au), within 191 g/t AgEq over 1.90 metres (134 g/t Ag and 0.8 g/t Au)
●	Bräunsdorf: a historically significant mine, where initial drilling encountered 319 g/t AgEq over 0.35 metres (300 g/t Ag, 0.2 g/t Au and 0.2% Zn), within 101 g/t AgEq over 2.05 metres (87 g/t Ag, 0.2 g/t Au)
●	Grauer Wolf: a new high-grade discovery in an area with no historic drilling, where initial drilling encountered 1,043 g/t AgEq over 1.3 metres (954 g/t Ag, 0.1 g/t Au, 0.7% Pb and 2.0% Zn) less than 100 metres from surface, within 194 g/t AgEq over 8.1 metres (173 g/t Ag, 0.1 g/t, Au, 0.4% Pb and 0.3% Zn), and 331 g/t AgEq over 1.2 metres (325 g/t Ag, 0.1 g/t Au, 0.03% Pb and 0.03% Zn) in the hanging wall

The results of the 2021 drill program at Silver City (with assays for four holes pending) include:

●	1,633 g/t AgEq over 0.35 metres (1,470 g/t Ag, 0.2 g/t Au, 2.9% Pb and 2.1% Zn) within 257 g/t AgEq over 2.90 metres (232 g/t Ag, 0.4% Pb and 0.3% Zn) in SC21GVB020 at Peter Vein
●	1,296 g/t AgEq over 0.35 metres (1,260 g/t Ag, 0.2 g/t Au, 0.6% Pb and 0.3% Zn) within 592 g/t AgEq over 1.05 metres (508 g/t Ag, 0.1 g/t Au, 1.4% Pb and 1.2% Zn) in SC21GWO033 at Grauer Wolf
●	266 g/t AgEq over 0.65 metres (228 g/t Ag, 0.1 g/t Au, 0.7% Pb and 0.5 % Zn) within 169 g/t AgEq over 1.93 metres (137 g/t AgEq, 0.3% Pb and 0.6% Zn) in SC21GWO030 at Grauer Wolf
●	383 g/t AgEq over 0.38 metres (7.0 g/t Ag and 5.0 g/t Au) in SC21REI027 at Reichenbach

12 | Page

Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

A total of five soil sampling profiles have been completed over Peter Vein and Grauer Wolf target areas. The goal of the program is to test the geochemical response along the strike of the known mineralization and to identify new drill targets. Eleven more profiles are planned to be completed in Q1 2022 over Trinity, Hartha and on the Braunsdorf, Oederan and Mohorn licences.

Based on initial drilling results at the Bräunsdorf licence, the Company expanded the Silver City Project ground position in Q1 2021 to 34,150 hectares through the application for three additional permits (Frauenstein, Mohorn and Oederan). The concessions were granted following applications to the Sächsisches Oberbergamt (the “Saxon Mining Authority”) in Freiberg and are held by the Company’s subsidiary, Saxony Silver Corp. As in the case of the Bräunsdorf licences, historical records of these licences document centuries of high-grade silver production to shallow depths, with recent confirmation samples assaying multi-kilo silver and significant gold. The licences are early-stage and will be mapped and prospected over the remainder of 2021 in preparation for more advanced exploration work and potential drilling in 2022.

During 2021 and Q4 2021, the Company incurred costs on the project as set out in Note 21 of the Company’s financial statements.

Kilgore Project

The Kilgore project is an advanced exploration-stage volcanic and sediment hosted epithermal gold property located five miles from Kilgore, Clark County, Idaho. Excellon has a 100% undivided interest in 788 unpatented federal lode claims totaling 6,788 hectares on USFS lands. The property includes historical mine workings dating back to the early 1900’s with further drilling in the 1980’s that revealed the potential for mineralization well outside of the existing resource area, with limited follow up to date. Kilgore displays similar geological characteristics to Kinross Gold’s Round Mountain Mine, which has produced over 15 million ounces of gold to date.

In 2019, Otis Gold Corp. (“Otis”) completed a preliminary economic assessment that contemplated a low capital intensity, low operating cost, open-pit, heap-leach mining operation. Since acquiring Otis in Q2 2020 and filing a business acquisition report with respect to such transaction on May 29, 2020, the Company has been reassessing all aspects of the Kilgore project and believes that opportunities exist to enhance the project through:

●	Geological remodeling of the existing mineral resource, including relogging historical core to better define geological units and lithologies
●	Re-assaying historical drilling with metallic screen assays along with multi-element ICP to compliment historical fire-assayed samples
●	Geophysical surveying to image prospective ground to generate drill targets and constrain structural and lithologic controls of mineralization
●	Diamond drilling to infill and expand the mineral resource to follow-up on advances in the geological model and define mineral potential along strike, laterally and at depth
●	Metallurgical drilling in support of further metallurgical studies, particularly in the underlying Aspen formation based on additional petrographic information
●	Engineering review of potential infrastructure locations, processing options and new mining technologies;
●	continuing environmental studies

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

The Company’s contemplated drilling programs will also target higher-grade mineralization and structures at depth, predominantly in the Aspen formation, seeking to define the potential for gold mineralization that may be amenable to underground mining.

Subject to the timing for, completion of, and results from the foregoing, the Company currently expects to prepare an updated preliminary economic assessment on the Kilgore Project.

The next phase of advanced exploration on the Kilgore Project was approved by the USFS in Q4 2021. The Company filed an updated PoO with the USFS in Q2 2020 and the USFS filed the final Environmental Assessment (“EA”) in Q2 2021. The EA contemplates a total of 130 drill stations (with up to three holes per station) and construction of up to 70,977 feet of road to support drilling activities, with the project duration expected to be up to five years. The final EA and the supporting reports and studies are available on the website of the Company’s subsidiary, Excellon Idaho Gold Inc.: www.excellonidaho.com

During Q4 2021, the Company continued relogging of historical core and integrating this data into a stronger geological model with emphasis placed on timing of emplacement of multiple phases of mineralization and the controls on mineralization. This work is being integrated into 2022 drill targeting. Regional prospecting, soil and stream sediment sampling covering regional target areas and sampling of outcrops are ongoing. This work is largely focused on and around the GK claim block to the west of the Kilgore deposit. The program is intended to discover and define new zones of mineralization and develop future drill targets. Geological mapping at 1:5000 scale was completed on the Mine Ridge area with the goal of improving the accuracy of the Kilgore geological model by incorporating refined surface geology mapping. ASTER remote sensing was completed in Q3 2021 and will be used for identification of alteration zones and target generation for 2022 drill programs. Portable XRF analysis of pulp samples is ongoing. This data will be used to improve the characterization of host rock and alterations. To better understand the distribution and the extent to which coarse gold affects the precision of assaying, 289 samples were submitted for screen metallics analysis.

During Q4 2021 the Company continued to assess screen metallics analytical methods against all historical core assays. Following the previous analysis of 289 samples in Q3, further sampling and testing is recommended to better understand the effects of coarse gold on assaying precision.

During Q4 2021, in-depth review of historical geophysics surveys and geochemical data was integrated into 2022 drill targeting.

During Q4 2021, the Company undertook soil sample surveys and prospecting covering areas around the Dogbone claim block to the southwest of the Kilgore deposit. This program is intended to test historical anomalous gold in soils and extension westward of previous sampling efforts. Assay results are pending.

During Q4 2021, the USFS completed the EA initiated in Q3 2020. A Decision Notice finding “No Significant Impact” was issued allowing for ground disturbing activities, including drilling to commence. In Q1 2022, an application was filed by an NGO requesting that the Court reopen the matter with the USFS concerning its approval of the Kilgore 2021 EA.

During 2021 and Q4 2021, the Company incurred costs on the project as set out in Note 21 of the Company’s financial statements.

Oakley Project

On April 22, 2020, the Company acquired 100% ownership of the exploration-stage Oakley project in Cassia County, Idaho as part of the Otis acquisition. The Oakley Project is an exploration-stage project hosting gold-silver, epithermal hot spring-type mineralization at two targets: Blue Hill Creek and Cold Creek, and detachment-related gold-silver mineralization at Matrix Creek. The Oakley project has been optioned to Centerra pursuant to an option agreement that is summarized in the Company’s AIF (the “Oakley Agreement”).

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Drilling concluded at Cold Creek in Q3 2021, with eleven holes totaling 1,582 metres drilled in this program. Permitting for the drilling at Blue Hill Creek is in progress with anticipated start of the drilling in H1 2022. Work is being funded by Centerra pursuant to the terms of the Oakley Agreement. The Cold Creek claims cover approximately 14 km2, including a structurally complex north to south valley with bounding faults that has created at least three prospective geologic zones along the western and eastern margins. The current drill program tested targets within these zones, as follows:

●	Eastern Margin: A historically undrilled area of receptive units with gold in soil anomalies above shallow bedrock
●	Bound Block: This area is bound by large structures on the east and west and has demonstrated surface and subsurface gold mineralization. Reverse circulation (“RC”) drilling from the late 1980’s returned anomalous grades that have not been followed up on. More recent work delivered anomalous gold in soil and rock samples, with basin-wide resistivity and chargeability anomalies
●	Western Margin: A historically underexplored area of structural complexity with hydrothermal material at surface. RC drilling from the late 1980’s intersected 18.3 metres grading 0.46 g/t gold from surface. More recent work has identified gold in soil anomalies corresponding with a chargeability anomaly from IP surveying

Highlights include:

●	0.4 g/t Au over 13.6 metres hosted in metasediments, which historically have not been the focus of exploration.
●	1.4 g/t Au over 5.6 metres near-surface testing the Eastern Margin.

During Q4 2021, Centerra elected to act as project manager pursuant to the Oakley Agreement. Additionally, Centerra commissioned geophysical CSAMT surveys within the Matrix Creek claim block; final reports are pending.

Mineral Resources

The Company’s mineral resource estimates have been prepared in accordance with NI 43-101 and the CIM’s ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (as applicable) and classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014). The associated technical reports for the Platosa, Kilgore and Oakley projects can be found at www.sedar.com under the profiles for Excellon (in respect of Platosa) and Otis (in respect of Kilgore and Oakley). The technical reports for each of the projects are also available on the Company’s website at www.excellonresources.com.

For additional discussion of the Company’s mineral resource estimates and the Company’s other exploration projects, the reader should refer to the Company’s AIF, available on the Company’s website www.excellonresources.com and on www.sedar.com.

QUALIFIED PERSONS

Mr. Jorge Ortega, M.Sc., P.Geo., Vice President Exploration and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to geological interpretation and results contained in this MD&A. Paul Keller, P. Eng., Chief Operating Officer and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to production results contained in this MD&A.

15 | Page

Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

CORPORATE RESPONSIBILITY (“CR”)

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk. The operations continue to report on key trailing indicators of CR performance and elements of the Visible Felt Leadership process. Trailing indicators of safety performance through December 31, 2021, as measured by recordable injury frequency (“RIF”) and lost time injury frequency (“LTIF”), declined by 53% and 45%, respectively, in 2021 relative to 2020. Injury severity declined by 56% in 2021 relative to 2020.

The 2020 Environmental, Social, and Governance Report (ESG report) for our operations in Mexico was completed and published in February 2022. Preparation is underway on the 2019 and 2021 ESG reports, which are expected to be filed in H1 2022.

No significant environmental incidents were reported at either Platosa or Miguel Auza during 2021 and Q4 2021. The Company continued engagement with a range of stakeholders surrounding the Platosa and Miguel Auza business units. There were no community-related grievances reported during 2021.

The Comisión Nacional del Agua (“CNA”), the federal water regulatory agency in Mexico, has commenced an administrative procedure with the Company to review the management of water that the Company pumps from the Platosa mine. CNA has also initiated informal discussions about water management with local farmers but did not formally communicate with Excellon during Q4 2021.

The Company is committed to evaluating with CNA how best to manage such water going forward, to support Platosa’s operations and deliver a sustainable benefit to the residents of the surrounding Mapimí region. Water management is critical for the Platosa operation, and although the Company does not currently foresee any material changes to water management, such changes could impact mining operations in the future.

Tailings Management at Miguel Auza

There are two tailings management facilities (“TMF”) at Miguel Auza. TMF #1 is located immediately northwest of the concentrator and has been decommissioned, rehabilitated with a soil cover and re-vegetated. TMF #2 is located on land owned by Excellon, approximately one kilometer north of the Miguel Auza concentrator. Approval for the construction and operation of the facility was received in Q1 2017. Construction of the stage-2 raise of the TMF #2 was completed in early Q4 2020 and currently has enough capacity to accommodate processing of Platosa’s 2022 production plan.

During Q4 2021, the Company continued work with Golder consulting engineers to draft a Dam-Breach Analysis on TMF #2 stages 1 to 5, which is aligned with the Safety Guidelines (CDA, 2020) from the Canadian Dam Association. The Operations, Maintenance, and Surveillance (OMS) Manual is being updated to be consistent with the Guide to the Management of Tailings Facilities (MAC 2019) from Mining Association of Canada. The Engineer of Record providing tailings-management services, including the design of the stage-3A raise of TMF #2, is a Canadian-based international engineering firm that was engaged by the Company in early 2021.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

FINANCIAL REVIEW

Summary of Quarterly Financial Results

Annual financial statement highlights for the previous three years are as follows:

(in $000’s)	2021	2020	2019
Revenues	37,955	26,202	26,469
Production costs (1)	(26,207)	(19,981)	(23,216)
Depletion and amortization	(7,300)	(4,649)	(4,708)
Cost of sales	(33,507)	(24,630)	(27,924)
Gross profit (loss)	4,448	1,572	(1,455)
Expenses:
General and administrative	(6,689)	(6,896)	(4,822)
Exploration and holding expense	(7,194)	(4,032)	(3,853)
Other (expense) income	(758)	(373)	782
Provision for litigation	(22,282)	-	-
Impairment loss	(16,540)	-	-
Net finance (expense) income	(3,680)	(2,508)	295
Income tax expense	(5,078)	(3,783)	(1,022)
Net loss for the year	(57,773)	(16,020)	(10,075)
Adjusted loss for the year (2)	(14,311)	(16,020)	(10,075)
Loss per share – basic and diluted	(1.77)	(0.55)	(0.49)
Adjusted loss per share (2)	(0.44)	(0.55)	(0.49)
Operating cash flows before changes in working capital	1,652	(3,733)	(4,314)
Total assets	41,560	73,279	55,582
Total liabilities	46,047	22,837	13,390
Total equity	(4,487)	50,442	42,192
Non-current liabilities	11,896	10,845	3,842

(1)	2021 production costs include $1.6 million related to future mine closure accruals.
(2)	2021 adjusted loss and adjusted loss per share excludes $22.3 million related to the Provision for litigation, impairment losses of $16.5 million, deferred-tax asset derecognition of $3.1 million and $1.6 million related to future mine closure accruals.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Financial statement highlights for the quarter ended December 31, 2021 and the last eight quarters are as follows:

	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
(in $000’s)	$	$	$	$	$	$	$	$
Revenues (1)	9,306	9,151	9,717	9,781	10,097	9,857	687	5,561
Production costs (2)	(8,673)	(5,567)	(5,814)	(6,153)	(5,986)	(5,875)	(2,641)	(5,479)
Depletion and amortization	(1,928)	(1,809)	(1,773)	(1,790)	(1,445)	(1,269)	(666)	(1,269)
Cost of sales	(10,601)	(7,376)	(7,587)	(7,943)	(7,431)	(7,144)	(3,307)	(6,748)
Gross profit (loss)	(1,295)	1,775	2,130	1,838	2,666	2,713	(2,620)	(1,187)
Expenses:
General and administrative	(1,255)	(1,453)	(1,640)	(2,342)	(1,886)	(1,502)	(2,345)	(1,163)
Exploration and holding expense	(1,783)	(2,538)	(1,800)	(1,073)	(1,400)	(2,001)	(258)	(373)
Other income (expense) (1)	89	(6)	(188)	(651)	(6)	(934)	1,172	(605)
Provision for Litigation	(5)	(22,277)	-	-	-	-	-	-
Impairment loss	(15,788)	(752)	-	-	-	-	-	-
Net finance (expense) income	(1,242)	(688)	(1,025)	(725)	(679)	(292)	554	(2,091)
Income tax (expense) recovery	(167)	(4,921)	(22)	31	(4,703)	1,776	97	(953)
Net loss	(21,446)	(30,860)	(2,545)	(2,922)	(6,008)	(240)	(3,400)	(6,372)
Adjusted loss (3)	(4,069)	(4,775)	(2,545)	(2,922)	(6,008)	(240)	(3,400)	(6,372)
Loss per share	(0.65)	(0.94)	(0.08)	(0.09)	(0.19)	(0.01)	(0.12)	(0.28)
Adjusted loss per share (3)	(0.12)	(0.15)	(0.08)	(0.09)	(0.19)	(0.01)	(0.12)	(0.28)
Net cash from operations before working capital changes	(217)	(9)	959	919	1,931	223	(4,038)	(1,849)

(1)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.
(2)	Q4 2021 production costs include $1.6 million related to future mine closure accruals.
(3)	Q4 2021 adjusted loss and adjusted loss per share excludes impairment losses of $15.8 million and $1.6 million related to future mine closure accruals (included in Production costs). Q3 2021 adjusted loss and adjusted loss per share excludes $22.3 million related to the Provision for litigation, the related $0.8 million impairment loss and $3.1 million deferred-tax asset derecognition expenses (included in Income tax expense).

Quarter to quarter revenue variances are a function of metal prices, treatment and refining costs and production results. Production results can differ from period to period depending on geology, mining conditions, labour and equipment availability. These, in turn, affect mined tonnages, grades and mill recoveries and, ultimately, the quantity of metal produced and revenues received. The Company currently expenses exploration costs related to Platosa (unless associated with resource expansion), Silver City, Kilgore and Evolución. These exploration costs do not relate to the mining operation and vary from period to period, creating volatility in earnings. The following is a discussion of the material variances between Q4 2021 and Q4 2020 and the year ended December 31, 2021 versus the year ended December 31, 2020.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Revenue	9,306	10,097	37,955	26,202
Gross profit (loss) (1)	(1,295)	2,666	4,448	1,572
Adjusted loss (2)	(4,069)	(6,008)	(14,311)	(16,020)

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

(1)	Q4 2021 and 2021 gross loss includes $1.6 million related to future mine closure accruals, adjusting to remove the impact of these accruals would result in gross profit of $0.3 million in Q4 2021 and $6.0 million in 2021.

(2)	Q4 2021 adjusted loss excludes impairment losses of $15.8 million and $1.6 million related to future mine closure cost accruals. In addition, 2021 adjusted loss and adjusted loss per share excludes the $22.3 million Provision for litigation expense, and the related impairment losses of $0.8 million and $3.1 million in deferred-tax asset derecognition.

Revenues decreased by $0.8 million or 8% during Q4 2021 compared to Q4 2020, driven by a 4% decrease in AgEq ounces payable and a 5% decrease in the realized silver price, partly offset by a 22% and 26% increase in realized lead and zinc prices, respectively. Revenues for the 12-month period increased by $11.8 million or 45%, driven by a 21% increase in AgEq ounces payable and a 16%, 20% and 27% increase in the realized silver, lead and zinc price, respectively, compared to the prior year. As discussed above, the Suspension resulted in negligible metal sales and revenue during Q2 2020, impacting 2020 results.

Gross profit decreased by $4.0 million in Q4 2021 relative to Q4 2020. This variance was primarily driven by the $0.8 million decrease in revenue, $0.5 million related to increased depletion and amortization and a $2.7 million increase in production costs, which included $1.6 million related to future mine closure accruals. Gross profit improved by $2.9 million for the 12-month period, driven by higher revenues of $11.8 million as discussed earlier, partly offset by increased production, depletion and amortization costs (increased by $6.2 million and $2.7 million, respectively) following the Suspension in Q2 2020.

Adjusted loss decreased by $1.9 million in Q4 2021 over Q4 2020, despite the $4.0 million decrease in gross profit discussed above, and mainly driven by the lower income tax expense by $4.5 million, general and administrative expenses by $0.6 million, partly offset by increased finance and exploration expenses of $0.6 million and $0.4 million respectively. For the 12-Mos 2021, adjusted loss decreased by $1.7 million, mainly driven by the $2.9 million improvement in gross profit in 2021 as discussed above, and a $1.8 million decrease in income tax expenses (after adjusting for the deferred-tax asset derecognition related to the Provision for litigation), partially offset by an increase of $3.2 million in exploration and holding expenses and $1.2 million increase in finance expenses, relative to 2020.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Cost of sales	10,601	7,431	33,507	24,630

The components of cost of sales including production costs and depletion and amortization charges are as follows:

Labour	1,666	1,607	6,241	5,120
Consumables	1,176	924	4,080	2,923
Electricity	1,524	1,297	6,113	5,575
Transport	467	454	2,034	1,544
Other operational	777	790	2,534	1,910
Mine and mill administrative	1,072	626	4,044	2,766
Inventory adjustment	407	288	(423)	143
Incremental future mine closure accruals	1,584	-	1,584	-
Production costs (including inventory adjustments)	8,673	5,986	26,207	19,981
Depletion and amortization	1,928	1,445	7,300	4,649
Cost of sales	10,601	7,431	33,507	24,630

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Production costs increased by $2.7 million or 45% during Q4 2021 relative to Q4 2020, mainly driven by $1.6 million incremental accruals related to future mine closure costs, $0.3 million increase in consumables and $0.2 million increase in electricity costs reflecting increased consumption due to the expansion of the dewatering system and higher unit costs driven by increased natural gas prices.

For the 12-Mos 2021, production costs increased by $6.2 million or 31% relative to 2020, mostly reflecting increased tonnage mined and processed 2021 as tonnage produced in 2020 was substantially reduced by the Suspension. Production costs in 12-Mos 2021 were increased relative to 2020 by production bonuses ($0.3 million impact) tied to higher mine productivity, higher costs for electricity ($0.5 million) reflecting the impact of supply shocks and natural-gas price spikes during the Q1 2021 polar vortex in the southwestern U.S., higher accrued costs ($0.4 million) for increased profit-sharing obligations pursuant to labour law reforms in Mexico during Q3 2021 and $1.6 million related to future mine closure cost accruals.

Despite cost pressures during 2021, optimizations made at Platosa in mid-2020 contributed to the offsetting of production costs including: (i) a 30% reduction in workforce from restructuring amid the Suspension ($1.2 million gross annual savings), partially offset by higher bonus payments to unionized workers due to the improved production profile from Q3 2020 onward; (ii) the change to a private, natural gas-generated electricity supplier ($2.0 million gross annual savings), initially realizing a 30% drop in effective power costs to $0.06/kWh although higher natural gas prices have partly offset this saving; and (iii) improved offtake terms on concentrate sales.

Depletion and amortization expense in Q4 2021 was $0.5 million higher than Q4 2020, due to the amortization of assets commissioned since Q4 2020; while the $2.7 million increase in depletion and amortization expense in the 12-Mos 2021 reflects a 29% increase in production and related depletion compared to 2020, which had lower production due to the Suspension.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Exploration and holding expense	1,783	1,400	7,194	4,032

Increased exploration and holding expense in Q4 2021 primarily reflects increased drilling expenditures at the Silver City Project of $0.4 million. Holding expense includes concession and mineral claim fees of $0.1 million in Q4 2021 and $0.7 million in 12-Mos 2021 (Q4 2020 – $0.1 million; 12-Mos 2020 – $0.6 million). Exploration commenced at the Oakley Project during Q2 2021, with expenditures funded and accounted for by Centerra pursuant to the Oakley Agreement.

Exploration programs were limited by the initial outbreak of COVID-19 globally in 2020 resulting in lower expenditures during 2020. In 2021 the Company invested $2.4 million in exploration and holding costs at Platosa and Evolución in Mexico (2020 – $1.6 million), $1.6 million at Kilgore in Idaho, USA (2020 – $0.7 million) and $3.2 million at Silver City in Saxony, Germany (2020 – $1.7 million). Refer to “Exploration and Evaluation Review,” above, for a summary of the Company’s exploration work during the period.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

	Q4		Year ended December 31,
	2021	2020	2021	2020
General and administrative expense	1,255	1,886	6,689	6,896

General and administrative expense decreased by $0.6 million or 34% in Q4 2021 driven by lower share-based payment expenses in Q4 2021 ($0.2 million) and the $0.3 million impact of the Company’s listing on the NYSE American in Q4 2020. Overall, general and administrative expenses decreased by $0.2 million for 12-Mos 2021 reflecting decreases in share-based payment expenses ($0.3 million) and corporate development and legal costs ($0.5 million), partly offset by increases in salaries ($0.1 million) and higher insurance expense ($0.4 million) due to the listing on the NYSE American in Q3 2020.

Other (income) expense	(89)	6	758	373

Other expense includes realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses, if any.

Other expenses in Q4 2021 are consistent with Q4 2020. The 12-month variance of $0.4 million reflects changes in the values of marketable securities and warrants, which had high market values and unrealized gains of $0.6 million in 2020 but lower market values and unrealized losses of $0.9 million in 2021, partly offset by a decrease in foreign exchange losses of $0.7 million between these periods.

Impairment loss	15,788	-	16,540	-

On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa beyond mid-2022. Underground and surface drilling continued throughout Q1 2022. Based on these results and consideration of current and expected economic factors, the Company now expects to wind down operations at Platosa during Q3 2022, subject to results from ongoing exploration programs. In Q4 2021 the Company recorded an impairment loss of $15.8 million (Q4 2020 – $Nil) on the Platosa Mine and Miguel Auza processing facility. In Q3 2021, the Company had recorded an impairment loss of $0.8 million on Miguel Auza reflecting the impact of the Judgment against San Pedro.

Finance expense	1,242	679	3,680	2,508

Net finance expense in Q4 2021 comprises primarily $1.1 million of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures. This interest expense consists of $0.4 million in coupon interest at a 10% rate, paid in common shares at the Company’s election (Q4 2020 – $0.4 million), and $0.7 million of accretion of the face value of the Convertible Debentures (Q4 2020 – $0.4 million). Net finance expenses for Q4 2020 included a $0.2 million unrealized gain on currency hedges, which have since been settled at a net realized loss of $40,000.

Net finance expense of $3.7 million for 12-Mos 2021 is $1.2 million higher than the comparative period. Interest on the Convertible Debentures, increased by $2.2 million of which $0.8 million relates to coupon interest (paid in shares), and $1.4 million relates to non-cash accretion interest expense. This increase was partially offset by a $0.4 million unrealized loss on currency hedges in 2020, which have since been settled at a net realized loss of $40,000 and $0.7 million interest in 2020 on the $6 million credit facility with Sprott Private Resource Lending II (Collector), LP (the “Credit Facility”) which was repaid in Q3 2020.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. the finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs in the first, third or fourth month after shipment under the terms of the current concentrate purchase agreements.

Invoiced revenues are derived from the value of payable metal content net of treatment and refining charges (“TC/RCs”) incurred by the metallurgical complex of the customer. TC/RCs are a cost associated with processing of metal concentrates in refined metal products, though such cost is deducted from gross revenues rather than incurred as a cost of sales (as revenue received by the Company is net of TC/RCs). Therefore, as discussed in the calculation of total cash cost per silver ounce payable, below, TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce. Offtake agreements may also include price participation for the offtaker for settlements at metal prices above specified levels. The value of the metal content of the products sold is as follows (in $’000s):

	Three months ended		Twelve months ended
	December 31		December 31
	2021	2020(2)	2021	2020
	$	$	$	$
Silver	6,726	8,378	28,265	20,625
Lead	1,939	1,756	7,250	5,022
Zinc	2,734	2,635	9,935	6,899
Value of metal content in products sold (1)	11,399	12,769	45,450	32,546
Adjustment for treatment and refining charges (TC/RC)	(2,093)	(2,672)	(7,495)	(6,840)
Revenues from concentrate sales	9,306	10,097	37,955	25,706
Revenues from toll milling services	-	-	-	496
Total revenues	9,306	10,097	37,955	26,202

(1)	Value of metal content in products sold is a non-IFRS measure.

(2)	Refer to Note 18 of the Q1 2021 Condensed Consolidated Financial Statements for detail of the revision of the 2020 quarterly financial information related to the reclassification of foreign exchange differences on provisionally priced sales.

Non-IFRS measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable, All-In Sustaining Cost (AISC) Per Silver Ounce Payable and Adjusted loss and adjusted loss per share are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

	Q4		Year ended December 31,
	2021	2020	2021	2020
Production cost per tonne	$314	$252	$291	$299

A reconciliation between production cost per tonne (excluding depletion and amortization and inventory adjustments) and the Company’s cost of sales as reported in the Company’s financial statements is provided below. Changes in inventories of ore and concentrate are excluded from the calculation of Production Cost per Tonne. Changes in inventories reflect the net cost of ore stockpiles and concentrate inventory (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs). Excluding changes in inventories and future mine closure accruals aligns cost of sales incurred during the period with the tonnage produced during the period.

	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	10,601	7,431	33,507	24,630
Adjustments – increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	-	(234)
Future mine closure accruals	(1,584)	-	(1,584)	-
Depletion and amortization	(1,928)	(1,445)	(7,300)	(4,649)
Changes in inventories	(407)	(288)	423	(143)
Production costs (excluding inventory adjustments)	6,682	5,698	25,046	19,604
Tonnes milled	21,309	22,626	86,021	65,567
Production cost per tonne milled ($/tonne)	$314	$252	$291	$299

Production cost per tonne milled increased by 25% in Q4 2021 relative to Q4 2020 due to a 6% decrease in tonnes milled in Q4 2021 and a 17% increase in production costs, as discussed under “Cost of Sales” above.

Production cost per tonne milled decreased by 3% for 12-Mos 2021 as 12-Mos 2020 was impacted by the negligible tonnage produced in Q2 2020 due to the Suspension.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Total cash cost per silver ounce payable	$15.61	$12.73	$13.01	$15.38

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product credits and various non-cash costs included in cost of sales, particularly:

(i)	changes in inventories of ore and concentrate are reflected in cost of sales to match cost of sales with the revenues from payable metals in the period by either allocating the cost of metal produced in prior periods or deferring the cost of metal to be sold in future periods;
(ii)	TC/RCs are added to cost of sales to reflect the total cost of producing a payable silver ounce as, per industry standard, revenues received by the Company are net of TC/RCs; and
(iii)	Future mine closure related costs are excluded from cost of sales.

The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and underground development access different areas of the mine with varying grades and characteristics.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

The following is a reconciliation of total cash cost per silver ounce payable, net of by-product credits, to cost of sales as reported in the Company’s financial statements:

	Q4		Year ended December 31,
	2021	2020	2021	2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	10,601	7,431	33,507	24,630
Adjustments – increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	-	(234)
Future mine closure related costs	(1,584)	-	(1,584)	-
Depletion and amortization	(1,928)	(1,445)	(7,300)	(4,649)
TC/RCs	2,094	2,285	7,495	6,840
Royalties (1)	(15)	(235)	(83)	(388)
By-product credits (2)	(4,673)	(3,924)	(17,185)	(11,922)
Total cash cost net of by-product credits	4,495	4,112	14,850	14,277
Silver ounces payable	287,953	323,139	1,141,281	928,240
Total cash cost per silver ounce payable ($/oz)	15.61	12.73	13.01	15.38

(1)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(2)	By-product credits comprise revenues from sales of lead and zinc.

Total cash cost per silver ounce payable increased by 23% for Q4 2021 relative to Q4 2020, driven by an 11% decrease in silver ounces payable and a 9% increase in cash costs net of by-product credits reflecting higher production costs, as discussed under “Cost of Sales” above.

Total cash cost per silver ounce payable decreased by 15% for the 12-Mos 2021, driven by a 23% increase in silver ounces payable in 2021 as 12-Mos 2020 was impacted by negligible production in Q2 2020 due to the Suspension.

	Q4		Year ended December 31,
	2021	2020	2021	2020
AISC per silver ounce payable (including non-cash items)	24.82	21.49	24.78	26.80

Excellon reports the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, its ability to generate free cash flow from current operations and overall value. The AISC measure is a non-IFRS measure and is based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including TC/RCs and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded from AISC. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded from AISC.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings, if any. Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects.

The table below presents details of the calculation for AISC per silver ounce payable.

	Q4		Year ended December 31,
	2021	2020	2021	2020
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Total cash costs net of by-product credits	4,495	4,112	14,850	14,277
Administrative costs (cash) (1)	978	1,250	4,402	4,238
Share-based payments (non-cash) (1)	149	244	1,337	1,876
Accretion and amortization of reclamation costs (non-cash)	30	50	94	163
Sustaining exploration (manto resource drilling) (2)	327	225	1,651	574
Sustaining capital expenditures (2)	1,168	1,062	5,944	3,751
Total sustaining costs	2,652	2,831	13,428	10,602
All-in sustaining costs	7,147	6,943	28,278	24,879
Silver ounces payable	287,953	323,139	1,141,281	928,240
AISC per silver ounce payable ($/oz)	24.82	21.49	24.78	26.80
AISC excluding non-cash items, per silver ounce payable ($/oz)	24.20	20.58	23.53	24.60
Realized silver price per ounce sold (3)	23.30	24.46	25.12	21.59

(1)	Total sustaining costs exclude general and administrative and share-based payment expenses attributable to the Company’s non-producing projects. The comparative periods have been revised to conform with the current allocation.
(2)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs. Sustaining exploration includes underground drilling costs. The comparatives have been revised to conform with the current allocation.
(3)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior-period provisional adjustments in the current period.

AISC per silver ounce payable increased by 15% in Q4 2021 relative to Q4 2020 due to the impacts of lower silver ounces payable (11%) and higher all-in sustaining costs ($0.2 million or 3%).

AISC per silver ounce payable decreased 8% for 12-Mos 2021 relative to 12-Mos 2020, primarily driven by a 23% increase in silver ounces payable in 2021 as 2020 was impacted by the negligible production realized in Q2 2020 due to the Suspension.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

COMMON SHARE DATA AS AT MARCH 31, 2022

Common shares issued and outstanding	33,795,117
Stock options	788,487	(1)
DSUs	498,656
RSUs	633,004
Warrants ($5.75)	1,143,428
Fully diluted common shares (2)	36,858,692

(1)	Includes 99,487 options issued to Otis option holders that are not included under the Company’s option plan.
(2)	Conversion of all outstanding Convertible Debentures would result in the issuance of an additional 3,379,245 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Refer to Note 2 of the consolidated financial statements for discussion of the material uncertainties which cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business.

The primary source of funds available to the Company is cash flow generated by the Platosa Mine and equity and debt financings. The Company has raised equity and debt to fund its exploration programs and certain capital and operating expenditures at the Platosa Mine. With the planned wind down of operations at Platosa in Q3 2022 and in the absence of the acquisition of another producing mine, the Company’s main source of liquidity will be derived from equity or debt transactions. A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during periods of low commodity prices and economic and market uncertainty. See also the “Commitments,” below, for further detail.

	December 31, 2021	December 31, 2020
Cash and cash equivalents	4,071	8,380

The primary source of cash for 12-Mos 2021 was the Company’s Mexican operations, which generated net cash flow of $16.3 million (12-Mos 2020 net cash outflow of $0.6 million) from collected revenue of $39.4 million (12-Mos 2020 – $24.6 million) net of production costs of $23.1 million (2020 – $19.8 million). The Company also sold marketable securities for proceeds of $1.0 million (12-Mos 2020 – $nil).

The primary source of cash for 12-Mos 2020 was $18.9 million from financing activities, including the issuance of the Convertible Debentures ($12.8 million) and the proceeds from the Credit Facility ($5.9 million).

The primary uses of cash for the year ended December 31, 2021 and 2020 were:

(i)	$7.2 million spent on exploration – $3.2 million in Germany, $2.4 million in Mexico, and $1.6 million in the United States (2020 – $4.0 million, including $1.7 million in Germany, $1.6 million in Mexico and $0.7 million in the United States);
(ii)	$7.2 million invested in capital expenditures including dewatering costs and mine development (2020 – $8.3 million);
(iii)	$4.4 million on general and administrative expenses (2020 – $4.2 million);
(iv)	$0.1 million invested in mineral rights on the Company’s non-operating assets (2020 – invested $2.1 million primarily relating to transaction costs on the acquisition of Otis); and
(v)	$0.4 million used in financing activities including interest and lease-related payments, partially offset by proceeds from stock option exercises. In 2020, net $12.2 million sourced from financing activities, including $12.8 million from Convertible Debentures, partially offset by interest and lease-related payments and the $6.0 million receipt and repayment of the Credit Facility.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

	December 31, 2021	December 31, 2020
Working capital	254	9,801

Working capital, defined as current assets less current liabilities (excluding the Provision for litigation), decreased by $9.5 million at December 31, 2021 relative to December 31, 2020, reflecting a decrease in current assets of $9.6 million (driven by a $4.3 million reduction in cash and cash equivalents, $1.9 million reduction in the value of marketable securities and warrants, a $1.5 million reduction in trade receivables and a $2.1 million reduction in VAT recoverable). Current liabilities (excluding the Provision for litigation) at December 31, 2021 are consistent with the prior year.

The Company’s VAT payables reflect the amount collected by the Company from the sale of concentrates in Mexico. The Company’s VAT recoverable, predominantly reflecting VAT charged on the Company’s expenditures in Mexico, are offset against VAT payables in Mexico in the applicable period and on a rolling basis. The net VAT position varies from period-to-period depending on timing, quantum and/or value of sales and expenditures. The Company has not, to date, encountered difficulty in reducing outstanding VAT recoverable.

As at December 31, 2021, the Company had a net VAT recoverable of $0.8 million in Mexico, $0.7 million in Germany and $0.1 million in Canada (December 31, 2020 – net VAT recoverable of $1.8 million in Mexico, $0.2 million in Germany and $0.1 million in Canada).

The Company has reduced its committed tonnes to be delivered under its offtake agreement and has normal provisional pricing payment terms on the sale of its concentrate. The Company expects cash flows from Mexican operations to cover working capital requirements in Mexico including severance costs due on closure. The Company is considering various financing, corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable. The Convertible Debentures do not include any financial covenants related to working capital or the ongoing operation of the Company’s mining assets.

	Q4		Year ended December 31,
	2021	2020	2021	2020
Net cash from operations before changes in working capital ($000’s)	(217)	1,931	1,652	(3,733)

Net cash from operations before changes in working capital decreased by $2.1 million in Q4 2021, principally reflecting lower revenues, higher production costs and higher exploration expense relative to Q4 2020 as described above.

The key items driving the $5.4 million variance for the 12-Mos 2021 versus the prior year were (i) the Suspension ($3.3 million carrying cost in Q2 2020) (ii) increased metal prices ($6.4 million benefit in 2021) and (iii) higher metal production ($5.4 million benefit in 2021), partially offset by higher operating costs relating to increased tonnage mined and milled (increase of $7.4 million in 2021) and higher exploration expenses by $3.2 million in 2021.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

	Q4		Year ended December 31,
	2021	2020	2021	2020
Investing activities ($000’s)	(421)	(2,969)	(6,262)	(10,516)

Decrease in investing outflows in Q4 2021 mainly reflect lower expenditures on dewatering infrastructure, mine development and underground drilling at Platosa, supported by a $1.0 million cash inflow from the sale of marketable securities.

For the 12-Mos 2021, capital expenditures were $4.3 million lower than 2020, due to transaction costs and a loan advanced on the acquisition of Otis in 2020, higher capital expenditures on mine development and dewatering in 2020 and a $1.0 million cash inflow in 2021 from the sale of marketable securities.

Financing activities ($000’s)	(126)	(94)	(447)	12,230

In Q4 2021, financing activities included interest and lease-related payments, partially offset by proceeds from stock option exercises. For 12-Mos 2020, $12.2 million was sourced from financing activities, including $12.8 million from the Convertible Debentures and $0.4 million in proceeds from stock option and warrant exercises, partially offset by interest and lease related payments of $1.0 million.

The Company issued the Convertible Debentures in 2020, completed an equity offering of common shares in 2019 and arranged the Credit Facility in connection with the acquisition of Otis. The Company also implemented cost reductions and business improvements at its operations. With continued strong metal prices, the Company expects to be able to generate positive cash flows from the Platosa mining operation through to mid-2022, although such cash flow will not be sufficient to fund all of the Company’s exploration programs. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s projects and the possible loss of such properties.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Debentures. The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the trust indenture governing the outstanding Debentures (the “Indenture”). An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects. See also “Contingencies and Provision for litigation”, below.

There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. The Company’s ability to generate positive cash flows is also impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and bears the associated TC/RCs. The Company is also exposed to currency exchange risk and continued uncertainty related to the COVID-19 pandemic; see “Business Environment & Risks” section below.

Financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s Board of Directors together with executive management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company may continue to address its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

The Mexican peso (“MXN”), Canadian dollar (“C”), Euro (“Euro”) and US dollars (“USD”) are the functional currencies of the Company, with currency exposures arising from transactions and balances in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN or Euros, while revenues from the sale of concentrates are denominated in USD. The fluctuation of the USD in relation to the MXN and the Euro impacts the reported financial performance of the Company.

Contractual obligations

The following table summarizes contractual obligations including payments due for each of the next five years and thereafter:

	$ 000
	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years
Trade payables	8,018	8,018	-	-	-
Leases – undiscounted	579	264	315	-	-
Convertible Debentures(1) – principal	14,018	-	14,018	-	-
Convertible Debentures(1) – 5.75% interest	1,272	806	466	-	-
Post-retirement benefits	1,795	1,795	-	-	-
Rehabilitation provision	1,813	-	1,813	-	-
Total:	27,495	10,883	16,612	-	-

(1)	Assumes repayments of interest and principal in cash. Refer to “Supplemental Disclosure on Prior Financings – Private Placement of Convertible Debentures,” below.

Not included in the table above is a net smelter return (“NSR”) royalty payable semi-annually on the Platosa property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization. Such payments vary period to period based on production results and commodity prices.

Commitments

Other than the Platosa Mine itself, the Company’s projects are at varying stages of exploration advancement. Generally, the Company budgets exploration expenditures on an annual basis and does not commit to long-term drilling contracts. Budgeted exploration expenditures for each project are summarized in “Exploration and Evaluation Review,” above, insofar as they are applicable or currently ascertainable. Exploration expenditures may be highly variable depending on ongoing results and a host of other factors, including available funds, permitting and changes in local or geopolitical risks. The Company does not currently have any development projects that require committed funding.

In Mexico, commitments relate to annual concession fees and required expenditures associated with the Company’s mineral concessions. In Idaho, commitments relate to annual claim fees associated with the Company’s mineral claims. Fees in respect of the Oakley Project in Idaho are funded by Centerra pursuant and subject to the terms of the Oakley Agreement. In Saxony, commitments relate to the required cash payments and share issuances required to earn the option to acquire 100% of the Bräunsdorf licence pursuant to the Globex Agreement (noting that the Company is under no obligation to fully exercise or complete such payments). Each of the commitments outlined below may vary depending on operational and/or exploration results or geopolitical conditions, which may lead the Company to expand or relinquish all or part of a project. Additionally, the Bräunsdorf exploration licence and Oakley Project are subject to the terms of the Globex Agreement and Oakley Agreement, respectively, and commitments may vary depending on the counterparties’ decisions to exercise options under such agreements.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

The following table summarizes the Company’s significant unrecognized commitments as at March 31, 2022 (in thousands of US dollars):

		$ 000
Project	Type	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years(1)
Platosa	Fees	1,020	204	408	408	-
Evolución	Fees	2,284	401	798	1,085	-
Silver City
Bräunsdorf	Option (cash)	157	157	-	-	-
	Option (shares)	489	489	-	-	-
Kilgore	Fees	650	130	260	260	-
Oakley	Fees	285	57	114	114	-
Total:		4,885	1,438	1,580	1,867

(1)	Concession and claim fees continue until the relinquishment or expiration of the applicable concessions or claims.

CONTINGENCIES AND PROVISION FOR LITIGATION

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within the Company’s control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

Provision for litigation

The Company recorded a $22.3 million provision in Q3 2021 as required under IFRS’s International Accounting Standard 37 – Provisions, Contingent Liabilities and Contingent Assets, since receiving the Judgment. The Judgment is solely against San Pedro and the Company believes that the plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource disclosed in September 2020.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

La Antigua was included in the Company’s acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009 and includes a portion of the Evolución mineral resource at Miguel Auza. La Antigua is subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) between San Pedro Resources SA de CV (now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2,500 plus value added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500,000, a right that was never exercised as there was no economic sense in doing so. San Pedro has accrued the Advance Royalty on an ongoing basis.

Though the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to the Company’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Antigua Agreement and specifically for not operating the Miguel Auza Mine. The Plaintiff was awarded damages of $700,000 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. In December 2019, that Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages of $22.2 million, predominantly in damages for the Miguel Auza Mine not being in operation, which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro appealed the Judgment to the federal courts of Mexico; however, its appeal was dismissed on July 1, 2021, despite lack of evidence, facts or law to support this outcome. In August 2021, the Company received the formal written decision on the appeal which upholds the Judgment and is not subject to further legal appeal in Mexico.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro is a wholly-owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource. The book value of San Pedro’s assets included in the consolidated balance sheet of the Company is $3.1 million, including plant, property and equipment ($1.4 million), VAT recoverable ($1.3 million) and materials, supplies and other ($0.4 million). The Platosa Mine is owned and operated by an entirely separate subsidiary.

The Company’s assets in Mexico, including those held in San Pedro, are security for the Convertible Debentures. In Q1 2022, the Plaintiff registered the Judgment against the real property owned by San Pedro. The Company is pursuing legal remedies through its counsel in Mexico. This proceeding does not currently impact the Company's use of the land, plant or mineral concessions. The Company does not consider the Judgment and actions taken by the Plaintiff to date in connection with enforcing the Judgment to constitute an event of default or default under the Indenture. An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Convertible Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company continues to pursue avenues through its labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continues to operate in the ordinary course (subject to the labour action noted above). San Pedro generates minimal cash flows from milling fees charged to the Platosa Mine for ore processing and holds minimal working capital.

Platosa Surface Rights

A subsidiary of the Company appealed a 2018 judgment revoking its 2007 purchase of approximately 295 hectares of surface rights north of the Platosa mine, which was denied by an appeals court in Mexico during Q3 2020. The judgment nullifies the purchase and orders that the land be returned to the plaintiffs, and that the plaintiffs repay the original purchase price to the Company’s subsidiary.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

The Company does not consider the land material to its mining operation or exploration activities. The decision does not affect Excellon’s mineral rights and the Company does not expect it to have any impact on its operations.

The plaintiffs also alleged at trial, for the first time, that the Platosa mine site was on land that was included in the sale. This assertion was not decided in the litigation, was not supported by admissible evidence, contradicts the cadastral registry, conflicts with the rights of other third-party holders and ignores the fact that the Company began its use and occupation of the mine site in 2004 – before the sale in question.

Under Mexican law, Excellon’s access to the mine cannot be impeded. Nevertheless, the Company is considering a variety of legal avenues to redress the ruling. For additional discussion, the reader should refer to the “Risk Factors – Surface Rights and Access”, “Risk Factors – Legal Proceedings” and “Risk Factors – Enforcement of Legal Rights” sections of the Company’s AIF.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) means a process designed by or under the supervision of the President & CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management use the criteria set forth in Internal Control – Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Based on management’s evaluation, the Company concluded that ICFR was not effective as of December 31, 2021 due to the identification of a material weakness in ICFR related to Q3 2021 as discussed below.

Material Weakness and Remediation Plan

In connection with the assessment of the effectiveness of our ICFR, management identified a material weakness as of September 30, 2021. The limited level of staffing and technical resources available to manage complex non-routine transactions resulted in significant adjustments to the preliminary financial statements being recorded with respect to the Provision for litigation and related impacts in the condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2021. As a direct result of this complex transaction and limitation on current accounting resources management determined that the Company’s controls over the financial statement close process to analyze, account for and disclose non-routine, unusual or complex transactions were not operating effectively.

The Company is committed to improving its ICFR. As part of this control improvement, management has and will continue to enhance the capacity and capabilities to review and evaluate ongoing and technically complex transactions through selective increased use of external resources and realignment of internal staff. Management will continue to monitor and evaluate the effectiveness of our ICFR on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. The Company’s plan may take significant time and expense to be fully implemented and may require significant management attention, and management’s efforts may not prove to be successful in remediating the material weakness and do not guarantee that the Company will not suffer additional material weaknesses and/or significant deficiencies in the future.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

Despite the existence of the material weakness described above, the CEO and CFO, together with management, believe that the consolidated financial statements associated with this Management’s Discussion and Analysis, fairly present the financial position, results of operations and cash flows for the year ended December 31, 2021 and 2020 in all material respects.

Disclosure Controls & Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the President & CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of December 31, 2021, based on management’s evaluation, the President & CEO and CFO concluded that the Company’s DC&P were not effective due to the identification of a material weakness in ICFR as discussed above.

Accounting policy, estimates and judgments

Accounting standards issued but not yet effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Significant accounting estimates and judgments

The Company’s significant accounting policies are described in Note 4 to the consolidated financial statements for the year ended December 31, 2021. The preparation of the consolidated financial statements require management to make estimates, assumptions and judgments that may have a significant impact on the consolidated financial statements. These estimates, assumptions and judgments are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances, however actual outcomes can differ. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, refer to the Company’s consolidated financial statements for the year ended December 31, 2021, which are available on the Company’s website and on SEDAR.

BUSINESS ENVIRONMENT AND RISKS

Risks and uncertainties

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks; surface rights and access; enforcement of legal rights; and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. For additional discussion of risk factors (including a discussion of COVID-19 related risks) refer to the Company’s AIF which is on the Company’s website www.excellonresources.com and on www.sedar.com.

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Management’s Discussion & Analysis of Financial Results

For the year ended December 31, 2021

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the impact of the COVID-19 pandemic on the Company’s operations and results, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes, expects, anticipates, intends, estimates, targets, plans, postulates, and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, the ability of the Company to maintain normal operations during the COVID-19 pandemic, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in its AIF under “Description of the Business – Risk Factors.” All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This document is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this MD&A comply with reporting standards in Canada and are made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, information included in this MD&A that describes the Company’s mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company’s properties.

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